Exhibit 11

                        Whole Living, Inc.
          Statement re Computation of Earnings Per Share



                                                    1999         1998
                                                 -----------  ----------
Average shares outstanding                       17,300,200   17,000,000

Net Income (Loss)                                         0            0

Earnings (loss) per share                                 0            0